Filed by: Trinity Capital Corporation
pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Trinity Capital Corporation
Commission File No.: 000-50266
LANB Merges with Enterprise Bank & Trust
Tips & Recommendations for Leadership:
The following information is provided to the leaders of Los Alamos National Bank ("LANB") specifically about the announcement of the merger agreement between LANB with Enterprise Bank & Trust ("EB&T"). As a leader, you are in a unique position to influence, assist, and serve our employees and our clients. We understand that effective communication is critical to ensure understanding and a smooth transition. Our goal is to help you effectively answer common questions you may encounter. We encourage you to review the following information, as well as all subsequent information, to prepare you to lead through change. We welcome feedback as you begin talking with team members and clients.
Growth Provides Opportunity
The merger between LANB and Enterprise Bank & Trust will provide expanded services and greater capacity to serve our customers' financial needs.
Confidence is Key
Clients and employees will take their lead from you. If you are confident and positive about the merger, they will be too. If you are doubtful or critical, they will be too. You are in a unique position to influence others and to lead them through a time of change with a focus on a positive outcome.
Be Accountable & Stay Informed
We are working with Enterprise Bank & Trust to deliver in-person, written, and online communications to you about the merger and about Enterprise Bank & Trust. If at any time something is unclear or has not been addressed, please speak up. We are in this together and your questions and suggestions are a valuable source of feedback. The more you know, the better prepared you will be to assist others.
You Are Not Expected to Know it All:
At times, all of us will be asked questions for which we do not have an answer. In those cases, let the person know that you want to provide an accurate answer and you will find out and follow up with a response (in a timely manner). Your follow up demonstrates your sincerity and commitment to being a reliable resource for others.
Effectively Manage Through Change
The out of market acquisition means we will be blending our talented LANB team with the Enterprise experts in St. Louis and Kansas City, MO as well as Phoenix, AZ, which means we will need to learn to work together. As the leaders of this bank, you will be called upon to set the tone for the blending of the teams.
Take Care to Recognize Antidotal Concerns vs. Larger Issues:
It can be a challenge not to react to others' emotions and it is important to not make a something that is a challenge for one into something that may or may not be a challenge for others. As your teams share customer feedback, listen for repetitive concerns and be sure to share those with resources who can respond or may need to know. As a leader, our job is to be able to understand when something may need to be elevated and when we need to handle it ourselves. Remember, during times of change, you generally only hear from those who may have an issue or question. You rarely hear from the many customers who are smoothly moving forward and receiving great service. Keeping it in perspective will help to manage the emotion and the outcome.
Celebrate Successes!
We recognize integrations are busy times, which demand the best of our teams. We also know we have a team of outstanding employees who will rise to this challenge and make a difference as we bring our two banks together for the benefit of clients and community. As we move forward, let's agree to take time to notice all the great work by our employees. Recognize efforts, celebrate outcomes, and don't hesitate to let senior leaders know if there is a person or team, they should contact in appreciation. A simple and sincerely delivered thank you goes a long way to let someone know that their actions are making a difference.
A Note Specific to Media Inquiries:
LANB requires all media inquiries be directed to the Marketing & Communications Director so that they can be passed on to the CEO for response. Please do not respond directly and instruct your staff not to respond as well. We are very responsive to media inquiries and are advocates for providing information of value to the public. Managing this information through a centralized function helps to protect the Bank as well as our employees. If comment or input from LANB or EB&T is required, the Marketing and Communications Director will facilitate that introduction.
Refer all questions to the following:
INVESTOR RELATIONS:
John Gulas
Chief Executive Officer
(505) 663-3990
or
MEDIA:
Jillian Bartley
Marketing & Communications Director
 LANB
 (505)660-8814
jillianb@lanb.com

Forward-Looking Statements

This communication contains statements regarding the proposed transaction between Trinity Capital Corporation (the "Company") and Enterprise Financial Services Corp ("EFSC"), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of the Company and EFSC.  These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of the Company, EFSC and the combined corporation, as well as the businesses and markets in which they do and are expected to operate.  These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans, "seeks," "indicates" and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact.  These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess.  Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  The closing of the proposed transaction is subject to regulatory approvals, the approval of the shareholders of the Company and EFSC, and other customary closing conditions.  There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all.  If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating the Company and EFSC and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the Merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the Merger may not be obtained on the Merger's proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the U.S. economy in general, and of the local economies in which the surviving corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation's loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving corporation's business and operating results.  For a more complete list and description of such risks and uncertainties, refer to the Company's Form 10-K for the year ended December 31, 2017, EFSC's Form 10-K for the year ended December 31, 2017, as well as other filings made by the Company and EFSC with the SEC. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, the Company disclaims any intention or obligation to update any forward-looking statements after the filing of this communication, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed merger between EFSC and the Company, EFSC will file with the SEC a Registration Statement on Form S-4, which will include a proxy statement of the Company that also constitutes a prospectus. The Company will deliver the proxy statement/prospectus to its shareholders. The Company urges investors and shareholders to read the proxy statement/prospectus regarding the proposed Merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed Merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) the Company's website (www.lanb.com) under the heading "About" and then under the heading "Investor Relations" and then under the tab "Filings and Financials;" or (ii) the Company upon written request to Trinity Capital Corporation, Attn: Investor Relations, 1200 Trinity Drive, Los Alamos, New Mexico 87544. A free copy of the proxy statement/prospectus, as well as other filings containing information about the Company and EFSC may be obtained at the SEC's website (http://www.sec.gov).

Participants in Solicitation

The Company and EFSC and certain of their directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the Merger.  Information concerning the Company's participants is set forth in the definitive proxy statement, dated April 20, 2018, for the Company's 2018 annual meeting of shareholders as filed with the SEC on Schedule 14A.  Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC's 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2018 and as amended by supplements to the proxy statement filed with the SEC on March 14, 2018, March 30, 2018, and April 19, 2018.  Additional information about the Company's directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from the Company using the contact information above.